SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 2-20910

                           NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-K

         For Period Ended: December 31, 2001

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:  TruServ Corporation

Address of principal executive office (Street and number):
                           8600 West Bryn Mawr Avenue

City, State and Zip Code:  Chicago, Illinois  60631-3505

                                    PART II
                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    { (a) The reasons described in reasonable detail in Part III of this
    {     form could not be eliminated without unreasonable effort or expense;
    { (b) The subject annual report, semi-annual report, transition report
    {     on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be
    {     filed on or before the 15th calendar day following the prescribed due
(X) {     date; or the subject quarterly report or transition report on
    {     Form 10-Q, or portion thereof will be filed on or before the fifth
    {     calendar day following the prescribed due date; and
    { (c) The accountant's statement or other exhibit required by Rule
    {     12b-25(c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

         TruServ Corporation (the "Company") and its lenders and noteholders are in the process of completing certain modifications to the Company's debt agreements. The debt modifications are expected, among other items, to extend the revolving credit facility term from June 2002 to June 2004 and to alter existing financial covenants. The financial statements have been prepared assuming that the debt modifications would have been fully executed by April 1, 2002. However, the debt modifications were not completed by April 1, 2002. As the Company's annual financial statements and related notes thereto reflect the results of the debt restructuring, the annual report on Form 10-K could not be filed by the Company without substantial amendments which would require unreasonable effort or expense in the absence of an extension. As indicated in Part II above, the Form 10-K is expected to be filed on or before the 15th calendar day following the prescribed due date.

                                  PART IV
                             OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

        Dave Shadduck            773                 695-5000
           (Name)            (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                         ( X ) Yes   (  ) No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         ( X ) Yes   (  ) No

         The following figures are based on our financial statements, which have not yet been finalized. The Company's consolidated net sales for the three and twelve month periods ended December 31, 2001, were approximately $595 million and $2.6 billion, respectively, a decrease of approximately 33% and 34% from the comparable fiscal 2000 three and twelve month periods. The net loss for the three and twelve month periods ended December 31, 2001 was approximately $36.8 million and $50.7 million, respectively, compared to net margin of $21.7 million and $34.1 million in the comparable fiscal 2000 three and twelve month periods. These results reflect similar trends to those seen in the Company's third quarter of fiscal 2001, with the addition of various restructuring charges recorded in December of 2001.

                              TruServ Corporation
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2002         By:       /s/ David A. Shadduck
                                     ----------------------------------------
                            Name:     David A. Shadduck
                            Title:    Senior Vice President
                                      and Chief Financial Officer